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May 1, 2009

Howard Efron, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
RE:Comment Letter to Essex Property Trust, Inc. dated April 1, 2009

Dear Mr. Efron:

We represent Essex Property Trust, Inc. (“Essex”).  We refer to the SEC’s comment letter, dated April 1, 2009, regarding Essex’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed February 27, 2009 (File No. 001-13106).  Per a voicemail message to you, Essex would like an extension of time to May 15, 2009, by which to respond to that comment letter.  If such an extension of time is a problem, please contact me.

Sincerely,

/s/ Stephen J. Schrader

Stephen J. Schrader

Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.